December 12, 2012

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: William H Thompson
Accounting Branch Chief

Re:Bio-Matrix Scientific Group, Inc..
Form 8-K
Filed December 10, 2012
File No. 0-32201

Dear Sir:

COMMENT NO 1 (Item 4.01).

The paragraph:
“During the Registrant's two most recent fiscal years and the subsequent interim periods thereto there were no disagreements with Kennedy, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Kennedy’s satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its report on the Registrant's financial statements.”

Has been removed from the Amended 8-K

COMMENT NO 2 (Item 9.01).

An updated letter has been provided.

Bio Matrix Scientific Group, Inc. (“The Company”)  acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your kind assistance and the courtesies that you have extended to assist us in fulfilling our obligations under the Securities Exchange Act of 1934 . If, at any time, you have any further questions, please let us know.

Sincerely,

/s/ David R. Koos
David R. Koos,
Chairman & CEO